Exhibit 99.2

FOR IMMEDIATE RELEASE

Mogo Mourns the Passing of Eric Miles and Pays Tribute to His Contributions

January 27, 2017 (Vancouver, B.C.) – It is with heavy hearts that Mogo Finance Technology Inc. (TSX: MOGO) (“Mogo”) announced today that Eric Miles, Chief Technology Officer, has passed away from prostate cancer. The Mogo team is extremely saddened by the news and our thoughts go out to Eric’s family during this time.

Dave Feller, Founder and CEO, wishes to thank Eric both personally and on behalf of the organization for the legacy he leaves and the contributions he made to Mogo. “Over the last few years, Eric was instrumental in helping build Mogo’s vision and a team of over 100 product and platform experts that work together to create Mogo’s product experience. Even though we have been transitioning his responsibilities this past year due to his health, that he continued to work throughout his diagnosis was a testament to his strength and belief in what Mogo was accomplishing. Eric was passionate about challenging the status quo and committed to transforming the banking experience. We will all miss him greatly.”

Eric brought to Mogo an invaluable breadth of experience from working in leadership roles at IBM, Sybase, Informix, Ingres, and Bank of America as well as AssetPoint, Entopia and Bi3 Solutions earlier in his career.

The company is well positioned with a strong technology leadership team and does not intend to replace the CTO role at this time.

For more information please contact:

Craig Armitage

Investor Relations

craiga@mogo.ca or 416-347-8954

Alex Langer

Capital Markets

alexl@mogo.ca or 604-765-1604

About Mogo Finance Technology Inc.

Mogo (TSX: MOGO)— a Vancouver-based financial technology company— is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 350,000 members and growing, Mogo is leading the shift to digital banking in Canada. To learn more, please visit mogo.ca or download the mobile app.